FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 001-32186

YM BIOSCIENCES INC. (Translation of registrant's name into English)

Suite 400, Building 11, 5045 Orbitor Drive Mississauga, Ontario Canada L4W 4Y4 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT LIST

Exhibit	Description
99.1

2004 Annual Report containing the audited consolidated financial statements of YM BioSciences Inc. for the year ended June 30, 2004 (p. 24-43) and management’s discussion and analysis of the company’s financial condition and results of operations (p. 18-23).

99.2	Notice of 2004 Annual and Special Meeting of Shareholders and Management Proxy Circular dated November 8, 2004 and Form of Proxy for the Holders of Common Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

Date: November 17, 2004	By:	/s/ Len Vernon
Name: Len Vernon
Title: Director, Finance and Administration